EXHIBIT 99.1

Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian Dollars)
(Unaudited)

Exeter Resource Corporation Condensed Interim Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		March 31, 2013	December 31, 2012

Assets

Current
Cash and cash equivalents	(Note 4)	$50,832	$55,237
Amounts receivable and prepaid expenses		1,317	829
Due from related parties	(Note 9)	78	95
Other financial assets	(Note 5)	250	-
		52,477	56,161

Property and equipment		157	164
		$52,634	$56,325

Liabilities

Current
Accounts payable and accrued liabilities		$2,117	$876
Due to related parties	(Note 9)	70	50
		2,187	926

Shareholders’ Equity

Share capital	(Note 7)	246,089	246,089
Contributed surplus		41,653	40,337
Accumulated deficit		(237,342)	(231,043)
Accumulated other comprehensive income		47	16
		50,447	55,399
		$52,634	$56,325

Contractual Obligations	(Note 12)

               Approved by the Directors:
“Robert Reynolds”	Director
“John Simmons”	Director

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

For the three months ended March 31,		2013	2012
Income
Interest income		$175	$219
Expenses
Accounting and audit		16	18
Administration salaries and consulting	(Note 8)	374	403
Directors’ fees	(Note 8)	507	795
Foreign exchange loss (gain)		19	(8)
General and administration	(Note 11)	197	230
Legal fees		24	20
Management fees	(Note 8)	326	1,025
Mineral property exploration expenditures	(Notes 6 and 8)	4,821	6,438
Shareholder communications		124	211
Stock exchange listing and filing fees		66	103
		6,474	9,235

Net loss for the period		$6,299	$9,016
Other comprehensive income for the period
Item that may be reclassified to profit:
Currency translation difference		(31)	(69)
Net loss and comprehensive loss for the period		$6,268	$8,947

Basic and diluted loss per common share from net loss for the period		$(0.07)	$(0.10)

Weighted average number of common shares outstanding		88,407,753	87,965,586.

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation
Condensed Interim Consolidated Statements of Cash Flows (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

For the three months ended March 31,		2013	2012
Operating Activities
Net loss for the period		$(6,299)	$(9,016)
Non-cash items:
Amortization		12	70
Share-based compensation	(Note 8)	1,316	2,505
		(4,971)	(6,441)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(478)	54
Due from related parties		17	(10)
Due to related parties		20	53
Accounts payable and accrued liabilities		1,227	104
Cash flows from the operating activities		(4,185)	(6,240)
Financing Activities
Issue of share capital for cash	(Note 7)	-	1,861
Cash flows from financing activities		-	1,861
Investing Activities
Acquisition of investment securities		(250)	-
Cash flows from investing activities		(250)	-
Effect of foreign exchange rate change on cash		30	110
Net decrease in cash and cash equivalents		(4,405)	(4,269)
Cash and cash equivalents – beginning of the period		55,237	71,926
Cash and cash equivalents – end of the period		$50,832	$67,657

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

	Issued Share Capital
	Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareohlders' Equity
Balance - January 1, 2012	87,325,753	$242,270	$34,587	$(205,817)	$(56)	$70,984

Activity during the period:
- Exercise of stock options	900,000	1,861	-	-	-	1,861
- Contributed surplus allocated on exercise of options	-	1,268	(1,268)	-	-	-
- Share-based compensation	-	-	2,505	-	-	2,505
- Other comprehensive income	-	-	-	-	69	69
- Net loss for the period	-	-	-	(9,016)	-	(9,016)
Balance - March 31, 2012	88,225,753	$245,399	$35,824	$(214,833)	$13	$66,403

Activity during the period:
- Exercise of stock options	182,000	219	-	-	-	219
- Contributed surplus allocated on exercise of options	-	471	(471)	-	-	-
- Share-based compensation	-	-	4,984	-	-	4,984
- Other comprehensive income	-	-	-	-	3	3
- Net loss for the period	-	-	-	(16,210)	-	(16,210)
Balance - December 31, 2012	88,407,753	$246,089	$40,337	$(231,043)	$16	$55,399

Activity during the period:
- Share-based compensation	-	-	1,316	-	-	1,316
- Other comprehensive income	-	-	-	-	31	31
- Net loss for the period	-	-	-	(6,299)	-	(6.299)
Balance - March 31, 2013	88,407,753	$246,089	$41,653	$(237,342)	$47	$50,447

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2013 and 2012 (Unaudited)

1.	Nature of Business

Exeter Resource Corporation (“Exeter” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, it is engaged in the acquisition and exploration of mineral properties located in the Americas.

The Company is in the process of exploring its mineral properties. The continued operations of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE MKT. The Company’s head office is located at 1660 - 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation

These condensed interim consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Accordingly, the accounting policies followed by the Company are set out in Note 4 of the audited consolidated financial statements for the year ended December 31, 2012, and have been consistently followed in the preparation of these condensed interim consolidated financial statements, except as described below. These condensed interim consolidated financial statements have been prepared in accordance with IFRS, as applicable to interim financial reports including IAS 34 ‘Interim Financial Reporting’ and should be read in conjunction with the annual consolidated financial statements. These condensed interim consolidated financial statements were approved by the Board of Directors on May 9, 2013.

As of January 1, 2013, the Company adopted the new and amended IFRS pronouncements in accordance with the transitional provisions outlined in the respective standards as listed below.\

a)	Pronouncement affecting financial statement presentation or disclosures

i)	IFRS 12, Disclosure of interests in other entities

The Company adopted IFRS 12 on January 1, 2013. IFRS 12 establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities.

The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. IFRS 12 does not require the disclosures to be included for any period that precedes the first annual period for which IFRS 12 is applied. Additional disclosures will be included in the Company’s annual consolidated financial statements for the year ending December 31, 2013.

ii)	IFRS 13, Fair value measurement

The Company adopted IFRS 13 with prospective application from January 1, 2013. IFRS 13 is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.

The adoption of IFRS 13 did not have an effect on the Company’s condensed interim consolidated financial statements for the current period. The disclosure requirements of IFRS 13 will be incorporated in the annual consolidated financial statements for the year ending December 31, 2013.

iii)	Amendment to IAS 1, Presentation of Financial Statements

The Company adopted the amendments to IAS 1 on January 1, 2013, with retrospective application. The amendments to IAS 1 require items to be grouped within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified.

The adoption of the IAS 1 amendments did not have an effect on the Company’s condensed interim consolidated financial statements for the current period or prior period.

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2013 and 2012 (Unaudited)

2.	Basis of Preparation (Continued)

iv)	Amendment to IAS 34, Interim financial reporting

The Company adopted the amendments to IAS 34 effective January 1, 2013. IAS 34 was amended to establish criteria for disclosing total segmented assets and require certain fair value disclosures. The fair value disclosures have been incorporated into these condensed interim consolidated financial statements.

b)	Pronouncements affecting accounting policies only

i)	IFRS 10, Consolidated financial statements

The Company adopted IFRS 10 on January 1, 2013 with retrospective application. IFRS 10 requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation – Special Purpose Entities.

The Company has concluded that IFRS 10 did not have an effect on the consolidated financial statements for the current period or prior periods presented as the adoption did not result in a change in the consolidation status of any of the subsidiaries.

ii)	IFRS 11, Joint arrangements

The Company adopted IFRS 11 on January 1, 2013 with retrospective application. IFRS 11 requires a venturer to classify its interest in a joint agreement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation.

The Company has concluded that IFRS 11 did not have an effect on the consolidated financial statements for the current period or prior periods presented as the Company does not have any joint arrangements.

c)	New accounting policy

The Company has adopted the following new accounting policy for financial assets as result of the shares acquired in San Marco Resources Inc. (“San Marco”) (Note 5).

i)	Financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated on initial recognition as available-for-sale or are not classified as (a) loans and receivables; (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss. Available-for-sale assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income.

Available-for-sale financial assets comprise equity securities.

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2013 and 2012 (Unaudited)

3.	Financial Instruments

Financial assets and liabilities that are recognized on the statement of financial position at fair value can be classified in a hierarchy that is based on the significance of the inputs used in making the measurements. The levels in the hierarchy are:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

(in thousands)	Quoted prices in active markets for identical assets (Level 1)
Financial Asset Available-for-sale investments carried at fair value
Shares	$250
Total	$250

The Company has no financial assets or financial liabilities measured at fair value classified as level 2 or level 3.

The carrying amount of accounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term of these financial instruments.

4.	Cash and Cash Equivalents

(in thousands)	March 31, 2013	December 31, 2012
Cash
Investment savings accounts	$25,948	$23,175
Guaranteed investment certificates	24,884	32,062
Total	$50,832	$55,237

5.	Other Financial Assets

(in thousands)	March 31, 2013	December 31, 2012
Available-for-sale investments carried at fair value
Shares	$250	$-
Total	$250	$-

The Company holds 1,562,500 common shares in San Marco. These shares are subject to restrictions on transfer until July 16, 2013 (see note 6(a)).

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2013 and 2012 (Unaudited)

6.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

CHILE

Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties subject to the NSR and the vendor’s buy back right by re-paying certain of the Company’s expenditures incurred on the property if the property is not put into production within 15 years of exercising the option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity. The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$750,000 paid to March 31, 2013) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

Sideral project

On March 1, 2011 the Company announced it had entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project. The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years. After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 million tons at a grade of +0.5% copper has been made. Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR. The Company has the right to purchase 50% of the NSR for $10 million.

Water rights option

On February 4, 2011 the Company entered into an option to acquire water rights to a total volume of 300 litres per second from a private Chilean company. The rights relate to surface water flows and are consumptive in nature. The option agreement, as subsequently amended, provides for option payments which are deductible from a purchase price of US$13.0 million. Option payments incurred to March 31, 2013 total US$1,100,000. The Company can withdraw from the option at any time without penalty.

Future options payments are as follows:
US$300,000 by July 4, 2013;
US$2,500,000 by January 4, 2014;
US$350,000 by July 4, 2014; and
US$350,000 by January 4, 2015.

In the event that the Company exercises the option, the full purchase price must be paid by July 4, 2015.

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2013 and 2012 (Unaudited)

6.	Mineral Properties - Acquisition and Exploration Costs (Continued)

MEXICO

On March 4, 2013, the Company announced that it had entered into two option and joint venture agreements with Canadian company, San Marco, for the exploration of the Angeles and La Buena gold-silver properties located in Mexico.

Angeles

Pursuant to the agreement, Exeter can earn an initial 51% in the Angeles property by staged expenditures totalling $10.0 million over 4 years (“Stage One – Angeles”) and an additional 19%, over the next 3 years, for a total of 70%, by spending an additional $10.0 million in exploration expenditures (“Stage Two – Angeles”) . Exeter will also make cash payments totaling $950,000 staged over 7 years ($100,000 paid). All cash payments are to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day volume weighted average price (“VWAP”) of San Marco’s shares on the TSX Venture Exchange.

Exeter has committed to first year expenditures of $1.0 million at Angeles, which is largely related to 2,500 m of drilling at the La Bonanza and La Verde target areas. The Company can withdraw from the option at any time after the first year without penalty.

Stage One – Angeles
Cash payments are as follows:
(i)	$100,000 on completion of due diligence (completed);
(ii)	additional $100,000 by January 7, 2014;
(iii)	additional $150,000 by January 7, 2015; and
(iv)	additional $150,000 by January 7, 2016,
for total Stage One – Angeles cash payments of $500,000.

Exploration expenditures are as follows:
(i)	$1.0 million by December 31, 2013 ($145,000 incurred);
(ii)	additional $1.5 million by December 31, 2014;
(iii)	additional $3.0 million by December 31, 2015; and
(iv)	additional $4.5 million by December 31, 2016,
for total Stage One – Angeles exploration expenditures of $10.0 million.

Stage Two – Angeles
Cash payments are as follows:
(i)	additional $150,000 by April 7, 2017;
(ii)	additional $150,000 by April 7, 2018;
(iii)	additional $150,000 by April 7, 2019,
for total Stage Two – Angeles cash payments of $450,000 and cumulative cash payments of $950,000.

Exploration expenditures are as follows:
(i)	additional $3.0 million by March 31, 2018;
(ii)	additional $3.0 million by March 31, 2019; and
(iii)	additional $4.0 million by March 31, 2020,
for total Stage Two – Angeles exploration expenditures of $10.0 million and cumulative expenditures of $20.0 million.

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2013 and 2012 (Unaudited)

6.	Mineral Properties - Acquisition and Exploration Costs (Continued)

La Buena

Pursuant to the agreement, Exeter can earn 60% in the La Buena property by spending $15.0 million in exploration expenditures and by making cash payments of $650,000 staged over 5 years ($150,000 paid). All cash payments are to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day VWAP.

Exeter has committed to first year expenditures of $1.4 million, which includes 2,500 m of drilling. The Company can withdraw from the option at any time after the first year without penalty.

Cash payments are as follows:
(a)	$150,000 on completion of due diligence (completed);
(b)	additional $150,000 by March 7, 2014;
(c)	additional $100,000 by March 7, 2015;
(d)	additional $100,000 by March 7, 2016; and
(e)	additional $150,000 by March 7, 2017,
for total La Buena cash payments of $650,000.

Exploration expenditures are as follows:
(a)	$1.4 million by March 1, 2014 ($181,000 incurred);
(b)	additional $1.6 million by March 1, 2015;
(c)	additional $2.7 million by March 1, 2016;
(d)	additional $3.5 million by March 1, 2017 and
(e)	additional $5.8 million by March 1, 2018,
for total La Buena exploration expenditures of $15.0 million.

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2013 and 2012 (Unaudited)

6.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The tables below shows the Company’s exploration expenditures for the periods ended March 31, 2013 and 2012.

(in thousands)	2013	2012
Assays	$13	$38
Consultants and contractors	117	663
Drilling	1,969	1,885
Engineering and geological*	693	612
Environmental	22	28
Field camp	464	917
IVA tax	167	468
Legal and title	415	421
Metallurgical *	93	329
Office operations	80	71
Resource development	84	12
Travel and transportation	144	262
Wages and benefits *	329	496
Water rights option	231	236
Exploration costs	$4,821	$6,438
Cumulative exploration costs	$84,967	$70,019

* Includes share-based compensation as reflected below:

(in thousands)	2013	2012
Engineering and geological	$235	$236
Metallurgical	41	143
Wages and benefits	83	164
Total	$359	$543

7.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

The Company has issued shares of its capital stock as follows:

	March 31, 2013		December 31, 2012
	Number of Shares	Amount (in thousands)	Number of Shares	Amount (in thousands)
Balance, beginning of period	88,407,753	$246,089	87,325,753	$242,270
Issued during the period for:
Cash
Exercise of options	-	-	1,082,000	2,080
Contributed surplus allocated
Exercise of options	-	-	-	1,739
Balance, end of period	88,407,753	$246,089	88,407,753	$246,089

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2013 and 2012 (Unaudited)

8.	Stock Option Plan

The stock option plan (the “Plan”) which was adopted by the Company, approved by shareholders on March 11, 2010 expired on March 11, 2013, contained the following elements: (a) the aggregate number of shares issuable pursuant to options granted could not exceed 15% of the issued and outstanding shares of the Company at the time of grant; (b) insider participation was limited to 10%; (c) the maximum term could be ten years; and (d) unless subsequently amended, the exercise price of options granted under the Plan could not be less than the last closing market price of the Company’s shares immediately preceding the grant date.

Subsequent to March 31, 2013, the Board of Directors approved a new stock option plan (the “New Plan”), subject to shareholder approval with the following principal elements: (a) the aggregate number of shares issuable pursuant to options granted will not exceed 10% of the issued and outstanding shares of the Company at the time of grant; (b) insider participation may not exceed 10% of the issued and outstanding shares; (c) a maximum term of ten years; and (d) unless subsequently amended, the exercise price of options granted under the New Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. No stock options can be granted under the New Plan until (a) it is approved by shareholders and (b) the number of stock options outstanding falls below 10% of the issued and outstanding common shares of the Company.

A summary of the changes in share options during the period is as follows:

	March 31, 2013		December 31, 2012
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of period	10,530,150	$1.79	12,428,400	$4.30
Granted	2,675,000	1.20	7,110,000	1.85
Exercised	-	-	(1,082,000)	1.92
Cancelled	(1,603,400)	2.22	(6,895,000)	5.25
Forfeited/expired	(1,188,750)	4.02	(1,031,250)	2.83
Options outstanding, end of period	10,413,000	$1.31	10,530,150	$1.79	*

There were nil (2012 - 1,082,000) options exercised during the period at an average exercise price of $nil (2012 - $1.92).

During the period, option holders voluntarily surrendered 1,603,400 (2012 – 6,895,000) options and the Company accounted for these as cancellations whereby the unvested balance of the original fair value was immediately expensed in the amount of $nil (2012 - $1,185,954).

*During 2012 the Company re-priced 1,238,000 options which ranged in price from $5.27 to $7.00, to an exercise price of $3.64 per option. These re-priced options had a fair value of approximately $1.04 per option, and the Company recognized $756,000 in share-based compensation from the re-pricing of these options. The Company also re-priced 1,353,000 options which ranged in price from $2.60 to $6.20, to an exercise price of $1.27 per option. These re-priced options had a fair value of approximately $0.34 per option, and the Company recognized $395,000 in share-based compensation from the re-pricing of these options.

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2013 and 2012 (Unaudited)

8.	Stock Option Plan (Continued)

The following table summarizes information about the stock options outstanding at March 31, 2013.

Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
1.01 - 2.00	10,043,000	4.57	$1.26	3,866,750	$1.26
2.01 - 3.00	295,000	1.23	2.54	295,000	2.54
3.01 - 4.00	75,000	2.17	3.76	75,000	3.76
	10,413,000	4.46	$1.31	4,236,750	$1.39

For the options granted during the period, the weighted average fair market value was $1.20 per share.

Share-based Compensation

The fair value of the 2,675,000 (2012 – 2,505,000) options granted by the Company during the periods ended March 31, 2013 and 2012 was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

	2013	2012
Expected annual volatility	70%	72%
Risk-free interest rate	1.42%	0.96%
Expected life	5 years	5 years
Expected dividend yield	0.0%	0.0%

Share-based compensation expense of $1,316,000 (2012 - $2,505,000) was recognised based on the vesting of options re-priced in 2012, the vesting of existing options granted in prior periods and also new options which were granted during the period with a corresponding amount allocated to contributed surplus.

Share-based compensation has been allocated as follows:

Three months ended March 31, (in thousands)	2013	2012
Administration salaries and consulting	$247	$314
Directors’ fees	456	745
Management fees	255	903
Mineral property exploration expenditures	358	543
Total	$1,316	$2,505

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2013 and 2012 (Unaudited)

9.	Related Party Transactions

On January 1, 2011, the Company entered into cost sharing agreement with Extorre Gold Mines Limited (“Extorre”) and Rugby Mining Limited (“Rugby”) pertaining to costs associated with administrative support, office overhead and travel that the three companies had in common. The percentage allocation of these costs was such that the Company and Extorre each incurred 40% respectively with Rugby incurring 20%. This agreement remained in place until the purchase of Extorre by Yamana Gold Inc. (“Yamana”) on August 22, 2012. A new cost sharing agreement between the Company and Rugby has been approved by the boards of directors of the two companies such that the Company incurs 60% and Rugby 40% of such costs.

a)
During the period ended March 31, 2013 a total of $250,000 (2012 - $335,000) was paid or accrued for related party transactions with directors or officers of the Company for management, consulting, rent and exploration fees. Amounts due to related parties of $70,000 at March 31, 2013 (December 31, 2012 - $50,000) are non-interest bearing and are due on demand.

b)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other. The net amount provided or incurred by the Company on behalf of Rugby during the period ended March 31, 2013 was $66,000 (2012 - $57,000). As at March 31, 2013, the Company had amounts receivable of $78,000 (December 31, 2012- $95,000) from Rugby. The amounts due from Rugby are non-interest bearing and are due on demand.

10.	Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers and the board of directors.

The following compensation has been provided to key management personnel for the three month periods ended March 31, 2013 and 2012.

(in thousands)	2013	2012
Compensation - cash	$235	$284
Share-based payments	711	1,649
Total	$946	$1,933

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2013 and 2012 (Unaudited)

11.	Expenses by nature

General and administration expense is made up of the following:

Three months ended March 31,
(in thousands)	2013	2012
Amortization	$12	$70
Bank charges	3	4
Office	58	52
Rent	35	32
Telecommunications	7	5
Transfer agent	5	8
Travel and promotion	77	58
Total	$197	$230

12.	Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment and advance royalty obligations related to its properties. Except for expenditure commitments of $550,000 and $1,100,000 related to the Angeles and La Buena properties (see note 6), option payments and property expenditure obligations related to its projects are contingent on exploration results and can be cancelled at any time (see note 6(a)). Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2013	2014 - 2015	2016 - 2017	2018 - 2024
Office and equipment leases	$716	$228	$450	$38	$-
Property access agreements	57	57	-	-	-
Property expenditure obligations	1,637	1,637	-	-	-
Advance royalty payments	6,604	-	508	508	5,588
Total	$9,014	$1,922	$958	$546	$5,588

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2013 and 2012 (Unaudited)

13.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. The following disclosures are on a geographic basis:

As at March 31, 2013 (in thousands)	Canada	Mexico	Chile	Total
Cash and cash equivalents	$47,537	$-	$3,295	$50,832
Amounts receivable and prepaid expenses	396	550	371	1,317
Due from related parties	78	-	-	78
Other financial assets	250	-	-	250
Property and equipment	8	-	149	157
	48,269	550	3,815	52,634
Current Liabilities	(323)	-	(1,864)	(2,187)
	$47,946	$550	$1,951	$50,447
Three months ended March 31, 2013
Mineral property exploration expenditures	$-	$326	$4,495	$4,821
Net loss	$1,454	$326	$4,519	$6,299

As at December 31, 2012 (in thousands)	Canada	Chile	Total
Cash and cash equivalents	$54,225	$1,012	$55,237
Amounts receivable and prepaid expenses	549	280	829
Due from related party	95	-	95
Property and equipment	11	153	164
	54,880	1,445	56,325
Current Liabilities	(416)	(510)	(926)
	$54,464	$935	$55,399
Three months ended March 31, 2012
Mineral property exploration expenditures	$-	$6,438	$6,438
Net loss	$2,556	$6,460	$9,016